COSTO INC.

Shierweilu Nanjingjie Street №67

Heping District, Shenyang

Liaoning, China 110003

Tel. +85281925811

June 16, 2015

Ms. Tonya Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Costo Inc.

       Amendment No. 2 to

       Registration Statement on Form S-1

       Filed April 20 2015

       File No. 333-201851

Dear Ms. Tonya Aldave

Pursuant to our telephone conversation held on June 16, 2015, Costo Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") with updated telephone number, Contract section on page 21 and updated auditor’s consent in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at costoinc@gmail.com

Thank you.

Sincerely,

/S/ Yuhua Xu

Yuhua Xu, President